[GRUPO PAO DE ACUCAR GRAPHIC]               COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           C.N.P.J. 47.508.411/0001-56
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April   7, 2004


U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Subject: Replacement of Independent Auditors


Dear Sirs:

We hereby inform you of the replacement of PricewaterhouseCoopers by Ernst & Young as our independent auditors as from the current year.

The reason for this change is the mandatory rotation of the audit firms, for Brazilian Securities Commission (Comissao de Valores Mobiliarios or CVM) filing purposes, as required by Article 31 of CVM instruction number 308/99.

We should like to emphasize that the examination of the financial statements for the year ended December 31, 2003 will still be carried out by PricewaterhouseCoopers.

Regards.




Fernando Queiroz Tracanella
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Investor Relations Officer






C.C:  PricewaterhouseCoopers
      Att.: Jair R. Allgayer


      Ernest & Young
      Att.: Sergio R. Romani